Exhibit 10.10

EXECUTIVE EMPLOYMENT AGREEMENT

This Executive Employment Agreement (“Agreement”) is entered into as of December 31, 2014 (the “Effective Date”), by and between Patriot National, Inc. (the “Company”), a corporation organized under the laws of Delaware, with its principal administrative office at 401 East Las Olas Boulevard, Suite 1650, Fort Lauderdale, Florida 33301, and Steven M. Mariano (“Executive”).

WHEREAS, the Company wishes to assure itself of the services or continued services of Executive for the period provided in this Agreement; and

WHEREAS, Executive is willing to serve (or continue to serve) in the employ of the Company on a full-time basis for said period.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, and upon the other terms and conditions hereinafter provided, the parties hereby agree as follows:

1.	Position and Responsibilities. The Company hereby employs Executive and Executive accepts employment as Chairman, Chief Executive Officer and President of the Company, on the terms and conditions herein set forth. During the Employment Term, Executive shall serve as the Chairman, Chief Executive Officer and President of the Company. Executive shall have such duties, responsibilities, and authority as is commensurate with his position and shall report solely and directly to the Company’s Board of Directors (the “Board”). During said period, Executive also agrees to serve, if elected, as an officer and director of any direct or indirect subsidiary of the Company (individually, a “Subsidiary” or collectively, the “Subsidiaries”). In accordance with the Company’s bylaws, the Company shall nominate Executive as a director for shareholder approval at each annual meeting after the Effective Date during the Employment Term (as defined below) in which his term as a director is due to expire.

2.	Employment Term. The period of Executive’s employment under this Agreement shall commence as of the Effective Date and shall continue until December 31, 2017 (the “Initial Term”) provided that such term shall be automatically extended for an additional 12-month period commencing at the end of the Initial Term, and successively thereafter for additional 12-month periods (each such period an “Additional Term”), unless either party shall have given notice to the other party that such party does not desire to extend the term of this Agreement, such notice to be given at least ninety (90) calendar days prior to the end of the Initial Term or the applicable Additional Term (the Initial Term and any Additional Terms, if applicable, collectively, the “Employment Term”). In the event a Change in Control (as defined below) occurs on or after January 1, 2015, the Employment Term shall be extended and continue in effect until at least the second anniversary of such Change in Control. The date of expiration of the Employment Term shall be referred to herein as the “Termination Date.” Upon the Termination Date, Executive shall be deemed to resign from (i) the Board or board of directors of the Company or any Subsidiary or any other board to which he has been appointed or nominated by or on behalf of the Company, (ii) any position with the Company or any Subsidiary, including, but not limited to, as an officer of the Company or any Subsidiary, and (iii) any fiduciary positions with respect to the employee benefit plans of the Company or any Subsidiary.

3.	Extent of Services. During the Employment Term, Executive shall devote his entire attention and energy to the business and affairs of the Company and Subsidiaries on a full-time basis and shall not be engaged in any other business activity, regardless of whether such business activity is pursued for gain, profit or other pecuniary advantage, that interferes materially with the business of the Company, but this shall not be construed as preventing Executive from investing his assets in such form or manner as will not require any services on the part of Executive in the operation of the affairs of the companies in which such investments are made and will not otherwise conflict with the provisions of this Agreement. Executive may devote reasonable time to activities such as supervision of personal investments and activities involving professional, charitable, educational, religious, and similar types of activities, speaking engagements and membership on other boards of directors, provided such activities do not interfere materially with the business of the Company. The time involved in such activities will not be treated as vacation time. Executive will be entitled to keep any amounts paid to him in connection with such activities (e.g., director fees and honoraria).

4.	Compensation.

(a)	Salary. During the Employment Term, the Company shall pay Executive an annual salary of not less than $1 (“Annual Salary”), payable in accordance with the Company’s regular payroll procedures, with possible increases in Executive’s salary at least annually. In January of each year that this Agreement is in effect, the Board or the Compensation Committee of the Board will review and consider whether to increase Executive’s base salary. Executive’s Annual Salary shall not be decreased without Executive’s prior written consent, and the term “Annual Salary” for purposes of this Agreement shall refer to base salary annualized, as most recently increased.

(b)	Bonus. During the Employment Term, Executive shall be eligible to receive an annual bonus each year in an amount as may be determined by the Compensation Committee of the Board, pursuant to a bonus plan that may then be in effect or otherwise, subject to the attainment of such goals as the Compensation Committee of the Board shall establish and communicate to Executive within the first ninety (90) calendar days of such year. Any annual bonus shall be paid no later than 2 1⁄2 months following the end of the calendar year and is intended to qualify for the short-term deferral exception to Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”).

(c)	Long Term Incentive. During the Employment Term, Executive shall be entitled to participate in, and receive awards under, any long-term incentive plan (whether payable in cash, equity or otherwise) maintained by the Company in which other senior executives of the Company participate, in the discretion of the Compensation Committee of the Board.

(d)	Benefits. During the Employment Term, Executive shall be entitled to participate in all benefit plans offered by the Company including, without limitation, medical, dental, short-term and long-term disability, life, pension, profit sharing and nonqualified deferred compensation arrangements, as the Board may determine in its discretion, on the same basis as other executives of the Company, subject in all cases to the respective terms of such plans. The Company reserves the right to modify, suspend or discontinue any and all of the plans, practices, policies and programs at any time without recourse by Executive, so long as the Company takes such action generally with respect to all other executive officers.

(e)	Vacation. During the Employment Term, Executive will be provided four (4) weeks of vacation per calendar year, prorated based on date of hire, with additional weeks in accordance with the anniversary dates pursuant to the Company’s vacation policy.

(f)	Business Expenses. During the Employment Term, Executive shall be entitled to prompt reimbursement for all reasonable expenses incurred by him in furtherance of the business of the Company in connection with Executive’s performance of his duties hereunder, in accordance with the policies and procedures established for executive officers of the Company, and provided Executive properly accounts for such expenses.

5.	Termination.

(a)	Death. This Agreement and Executive’s employment hereunder shall terminate immediately upon Executive’s death.

(b)	Disability. To the extent permitted by law, if Executive is: (i) unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, (ii) by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three months under the Company’s disability or health plan, or (iii) determined to be totally disabled by the Social Security Administration, then upon at least sixty (60) calendar days’ prior written notice to Executive, if such is consistent with applicable law, Executive shall be considered disabled for purposes of this Agreement and the Company may terminate this Agreement and Executive’s employment hereunder, unless, within that notice period, Executive shall have resumed performance of the essential functions of his positions, with or without reasonable accommodation.

(c)	Termination by the Company.

(i)	Termination for Cause. The Company may terminate this Agreement and Executive’s employment hereunder at any time for Cause. As used herein, “Cause” shall mean:

(A)	a material breach by Executive of Executive’s duties and obligations hereunder, including but not limited to gross negligence in the performance of his duties and responsibilities or the willful failure to follow the Board’s directions, in each case, which causes or is likely to cause a material injury to the business of the Company, in the reasonable, good faith determination of the Board; provided, however, that Cause shall not exist unless the Company has provided Executive with written notice setting forth the existence of the non-performance, failure or breach and Executive shall not have cured same within thirty (30) calendar days after receiving such notice;

(B)	willful misconduct by Executive that, in the reasonable determination of the Board, has caused or is likely to cause material injury to the reputation or business of the Company;

(C)	any criminal act of fraud, material misappropriation or other material dishonesty by Executive; or

(D)	Executive’s conviction of a felony, but specifically excluding any conviction based on vicarious liability (with “vicarious liability” meaning liability based on acts of the Company for which Executive is charged solely as a result of his service with the Company and in which he was not directly involved and did not have prior knowledge of such actions or intended actions);

Executive shall be considered to have been discharged for Cause if the Company determines within thirty (30) calendar days after his resignation or discharge that discharge for Cause was warranted. In the event of termination for Cause, the Company shall be obligated to pay Executive only Executive’s salary up to the date of termination and any earned but unpaid bonus with respect to any calendar year ended prior to the date of termination.

For purposes of this Agreement, no act or failure to act on Executive’s part shall be considered “willful” unless it is done, or omitted to be done, by him in bad faith or without reasonable belief that his action or omission was in the best interests of the Company or a Subsidiary. Any act or failure to act based upon authority given pursuant to a resolution duly adopted by the Board or based upon the advice of counsel for the Company or a Subsidiary shall be conclusively presumed to be done, or omitted to be done, in good faith and in the best interests of the Company or a Subsidiary.

In the case of a discharge of Executive for Cause, the Company shall provide a Notice of Termination, which shall include a copy of a resolution duly adopted by the Board at a meeting called and held for such purpose (after reasonable notice to Executive and reasonable opportunity for Executive, together with Executive’s counsel, to be heard before the Board prior to such vote), finding that, in the reasonable and good faith opinion of the Board, Executive was guilty of conduct constituting Cause.

(ii)	Termination Without Cause. Notwithstanding anything contained herein to the contrary, the Company also may terminate this Agreement and Executive’s employment hereunder for reason other than death, Disability, or Cause upon no less than sixty (60) calendar days’ prior written notice to Executive. The Company shall be deemed to have terminated this Agreement without Cause in the event that this Agreement is terminated as a result of the Company’s giving notice of non-renewal prior to the end of the Initial Term or any Additional term as provided in Section 2 above.

(d)	Termination by Executive Without Good Reason. Executive may terminate this Agreement and his employment hereunder for any reason whatsoever, upon no less than sixty (60) calendar days’ prior written notice to the Company.

(e)	Termination by Executive For Good Reason. If Executive resigns for Good Reason, then Executive’s termination shall be treated as a termination by the Company without Cause pursuant to Section 5(c)(ii) hereof. As used herein, a resignation for “Good Reason” shall mean a resignation by Executive within ninety (90) calendar days following the initial existence of one or more of the following conditions arising without Executive’s consent:

(i)	a material reduction in Executive’s Annual Salary;

(ii)	a material diminution in Executive’s authority, duties, or responsibilities;

(iii)	a relocation of Executive’s principal place of employment by more than fifty (50) miles from its location at the Effective Date of this Agreement; or

(iv)	any other action or inaction that constitutes a material breach by the Company of this Agreement;

provided, however, that Good Reason shall not exist unless Executive has provided the Company with a written notice setting forth the reason(s) for the existence of Good Reason within ninety (90) calendar days of the initial existence of the condition(s), and the Company has not cured the reason(s) for the existence of Good Reason within thirty (30) calendar days after receiving such notice.

(f)	Payments Upon Termination.

(i)	Termination of Employment for any Reason: The following payments will be made upon Executive’s termination of employment for any reason:

(A)	Earned but unpaid Annual Salary through the date of termination.

(B)	Bonus and all other forms of incentive compensation earned but unpaid at the time of termination for which the performance measurement period has ended and the performance goals attained (if applicable).

(C)	Accrued but unpaid vacation.

(D)	Amounts payable under any of the Company’s employee benefit plans in accordance with the terms of those plans.

(E)	Unreimbursed expenses incurred by Executive on the Company’s behalf.

(ii)	Termination by Company without Cause or by Executive for Good Reason. In the event that the Company terminates this Agreement without Cause or Executive terminates this Agreement for Good Reason, Executive shall be entitled to receive (x) a lump sum severance payment equal to two hundred percent (200%) of the sum of Executive’s Annual Salary at the time of termination (or, if greater, Annual Salary prior to the occurrence of Good Reason) plus Executive’s Average Annual Bonus, and (y) reimbursement of the full cost for the continuation of Company-provided group health plan coverage for Executive and his eligible dependents (“COBRA coverage”), if Executive elects COBRA coverage, for eighteen (18) months following the employment termination (together, the “Severance Benefits”).

(A)	If the Company is obligated by law (including the WARN Act or any similar state or foreign law) to pay Executive severance pay, a termination indemnity, notice pay, or the like, then the amount of such legally required pay shall reduce the Severance Benefits hereunder.

(B)	For purposes of this Agreement, “Average Annual Bonus” means the average bonus for the three (3) fiscal years preceding the termination of employment.

(iii)	Termination Due to Disability. In the event that Executive employment terminates due to his Disability, the Company shall continue paying Executive’s Base Salary until the third anniversary of such termination; provided that, the payments made by the Company under this paragraph shall be reduced, dollar-for-dollar, by the payment made to Executive under any long-term disability plan, policy or program provided or contributed to by the Company.

(iv)	Nonduplication of Benefits. If Executive receives the Severance Benefits under this Section 5, he shall not be entitled to also receive the Change in Control Compensation under Section 6 hereof.

(g)

Release. Notwithstanding any other provision of this Agreement to the contrary, Executive acknowledges and agrees that payment of any Severance Benefit or Change in Control Compensation to which Executive is entitled under this

Agreement is conditioned upon and subject to Executive’s execution and delivery to the Company of an original, signed general waiver and release of claims of Executive occurring up to the release date, in a form substantially the same as attached hereto as Exhibit A (the “Release”). The Company shall deliver the Release to Executive within ten (10) calendar days of the date Executive’s employment terminates and Executive must deliver to the Company and not revoke an executed and enforceable Release no later than sixty (60) calendar days after the date Executive’s employment terminates (the “Release Deadline”). Payment of the amounts described in Sections 5 and 6 shall commence no earlier than the date on which Executive delivers to the Company and does not revoke an executed and enforceable release as described herein. Payment of any severance or benefits that are not exempt from Code Section 409A shall be delayed until the Release Deadline, irrespective of when Executive executes the Release; provided, however, that where Executive’s termination of employment and the Release Deadline occur within the same calendar year, the payment may be made up to thirty (30) calendar days prior to the Release Deadline, and provided further that where Executive’s termination of employment and the Release Deadline occur in two separate calendar years, payment may not be made before the later of January 1 of the second year or the date that is thirty (30) calendar days prior to the Release Deadline.

6.	Change in Control.

(a)	Change in Control Severance Compensation. If within twenty-four (24) months following a Change in Control (as defined below) Executive’s employment with the Company is terminated by the Company without Cause or Executive resigns for Good Reason, then Executive shall be entitled to receive from the Company (x) a lump sum cash severance payment equal to three hundred percent (300%) of the sum of Executive’s Annual Salary (or, if greater, Annual Salary prior to the occurrence of Good Reason) plus Executive’s Average Annual Bonus, and (y) reimbursement for COBRA coverage, if Executive elects COBRA coverage, for eighteen (18) months following the employment termination (together, the “Change in Control Compensation”). Subject to Section 10 hereof, the cash portion of the Change in Control Compensation shall be payable in a single lump sum payment sum within ten (10) calendar days following the date of termination. Executive shall be entitled to the Change in Control Compensation if, within six (6) months prior to the Change in Control, at the request or direction of a participant in a potential acquisition, the Company terminates Executive’s employment without Cause or causes a condition constituting Good Reason.

(b)	Change in Control. For purposes of this Agreement, “Change in Control” shall have the meaning given to such term in the Patriot National, Inc. 2014 Omnibus Incentive Plan, as amended from time to time, or any successor plan thereto.

(c)	Nonduplication of Benefits. If Executive receives the Change in Control Compensation under this Section 6, he shall not be entitled to also receive the Severance Benefits under Section 5(c)(ii) or 5(e) hereof.

(d)	General Release. Notwithstanding anything herein to the contrary, the payment of any Change in Control Compensation hereunder to Executive shall be subject to the execution by Executive and delivery to the Company of a general release of the Company and its affiliates of any and all claims under this Agreement or related to or arising out of Executive’s employment hereunder in accordance with Section 5(g).

7.	Tax and Other Restrictions. Notwithstanding anything herein to the contrary:

(a)	Excess Parachute Payments. In the event that any amount or benefits made or provided to Executive above and under all other plans and programs of the Company (the “Covered Payments”) is determined to constitute a Parachute Payment, as such term is defined in Code Section 280G(b)(2), the Company shall pay to Executive either (i) the full amount of such Covered Payments or (ii) such lesser amount (beginning with those amounts that are exempt from Section 409A and then from amounts that are subject to Section 409A, beginning with such amounts scheduled to be paid furthest from the first date of payments) as would result in no portion of the Covered Payments being subject to the excise tax under Code Section 4999 (“Excise Tax”), whichever of the foregoing amounts, taking into account the applicable federal, state and local employment taxes, income taxes and the Excise Tax, results in Executive’s receipt, on an after-tax basis, of the greater amount of the Covered Payments, notwithstanding that all or some portion of the Covered Payments may be subject to the Excise Tax.

(b)	Procedure for Determinations. All determinations required to be made under this Section 7 and the assumptions to be utilized in arriving at such determinations, shall be made by the independent public accountants then regularly retained by the Company (the “Accounting Firm”), which shall provide detailed supporting calculations both to the Company and Executive within fifteen (15) business days of the receipt of notice from the Company or Executive that there have been Covered Payments, or such earlier time as is requested by the Company. In the event that the Accounting Firm is serving as accountant or auditor for the individual, entity or group effecting the Change of Control, the Company shall appoint another nationally recognized accounting firm to make the determinations required hereunder (which accounting firm shall then be referred to as the Accounting Firm hereunder) in consultation with counsel acceptable to Executive. All fees and expenses of the Accounting Firm and such counsel shall be borne solely by the Company.

(c)

Internal Revenue Service Claims. In the event that upon any audit by the Internal Revenue Service, or by a state or local taxing authority, of the Covered Payments, a change is formally determined to be required in the amount of taxes paid by Executive, appropriate adjustments will be made under this Agreement such that the net amount that is payable to Executive after taking into account the provisions of Code Section 4999 will reflect the intent of the parties as expressed in this Section. Executive shall notify the Company in writing of any claim by the Internal Revenue Service that, if successful, would require payment of an Excise

Tax or an additional Excise Tax on the Covered Payments (a “Claim”). Such notification shall be given as soon as practicable but no later than ten (10) business days after Executive is informed in writing of such Claim and shall apprise the Company of the nature of such Claim and the date on which such Claim is requested to be paid. Executive shall not pay such Claim prior to the expiration of the thirty (30)-day period following the date on which she gives such notice to the Company (or such shorter period ending on the date that any payment of taxes with respect to such Claim is due). If the Company notifies Executive in writing prior to the expiration of such period that it desires to contest such Claim, Executive shall:

(i)	give the Company any information reasonably requested by the Company relating to such Claim,

(ii)	take such action in connection with contesting such Claim as the Company shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such Claim by an attorney reasonably selected by the Company,

(iii)	cooperate with the Company in good faith in order effectively to contest such Claim, and

(iv)	permit the Company to participate in any proceedings relating to such Claim;

provided, however, that the Company shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with such contest and shall indemnify and hold Executive harmless, on an after-tax basis, for any Excise Tax, additional Excise Tax, or income tax (including interest and penalties with respect thereto) imposed as a result of such representation and payment of costs and expenses. Without limitation on the foregoing provisions of this subparagraph (c), the Company, at its sole option, may pursue or forego any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such Claim and may, at its sole option, either direct Executive to pay the tax claimed and sue for a refund or contest the Claim in any permissible manner, and Executive agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one (1) or more appellate courts, as the Company shall determine, provided, however, that if the Company directs Executive to pay such Claim and sue for a refund, the Company shall pay the amount of such payment to Executive as additional compensation, and shall indemnify and hold Executive harmless, on an after-tax basis, from any Excise Tax, additional Excise Tax, or income tax (including interest or penalties with respect thereto) imposed with respect to such additional compensation; and further provided that any extension of the statute of limitations relating to payment of taxes for the taxable year of Executive with respect to which such contested amount is claimed to be due is limited solely to such contested amount. The Company shall reimburse any fees and expenses provided for under this Section 9 on or before the last day of Executive’s taxable year following the taxable year in which the fee or expense was incurred, and in accordance with the other requirements of Code Section 409A and Treasury Regulation §1.409A-3(i)(1)(v) (or any similar or successor provisions).

(d)	Refund. If, after the receipt by Executive of an amount paid by the Company pursuant to Subparagraph (c), Executive becomes entitled to receive any refund with respect to such Claim, Executive shall (subject to the Company’s complying with the requirements of subparagraph (c)) promptly pay to the Company the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto).

8.	Covenants of Executive and the Company.

(a)	Nonsolicitation. During the Employment Term and for a period of two years thereafter, Executive shall not, directly or indirectly, (i) employ, solicit for employment or otherwise contract for the services of any individual who is or was an employee of the Company or any of its Subsidiaries during the Employment Term; (ii) otherwise induce or attempt to induce any employee of the Company or its Subsidiaries to leave the employ of the Company or such Subsidiary, or in any way knowingly interfere with the relationship between the Company or any such Subsidiary and any employee respectively thereof, provided, however, that this clause (ii) shall not prohibit the activities described in the preceding clause (i) following termination of the Employment Term with respect to any individual who was not an employee of the Company or its Subsidiaries during the Employment Term; or (iii) induce or attempt to induce any customer, supplier, broker, agent, licensee or other business relation of the Company or any Subsidiary of the Company to cease doing business with the Company or such Subsidiary, or interfere in any way with the relationship between any such customer, supplier, broker, agent, licensee or business relation and the Company or any subsidiary thereof.

(b)

Nondisclosure. For the Employment Term and thereafter, (i) Executive shall not divulge, transmit or otherwise disclose (except as legally compelled by court order, and then only to the extent required, after prompt notice to the Company’s Chief Executive Officer and Chief Legal Officer of any such order), directly or indirectly, other than in the regular and proper course of business of the Company and its Subsidiaries, any confidential knowledge or information with respect to the operations or finances of the Company or any of its Subsidiaries or with respect to confidential or secret processes, methods, services, techniques, reinsurance arrangements, customers or plans with respect to the Company or its Subsidiaries and (ii) Executive will not use, directly or indirectly, any confidential information for the benefit of anyone other than the Company and its Subsidiaries; provided, however, that Executive has no obligation, express or implied, to refrain from using or disclosing to others any knowledge or information which is or hereafter shall become available to the general public other than through disclosure by Executive, or as requested by regulatory bodies or as required by judicial courts. All new processes, techniques, know-how, methods, inventions, plans, products, patents and devices developed, made or invented by Executive, alone or with others, while an employee of the Company which are related to the business of the Company and its Subsidiaries shall be and become the sole property of the Company, unless released in writing by the Board, and Executive hereby assigns any and all rights therein or thereto to the Company.

(c)	Nondisparagement. During the Employment Term and thereafter, Executive shall not take any action to disparage or criticize the Company or its Subsidiaries or their respective employees, directors, owners or customers or to engage in any other action that injures or hinders the business relationships of the Company or its Subsidiaries. During the Employment Term and thereafter, the Company shall not take any action to disparage or criticize Executive to any third parties. Nothing contained in this Section 8(c) shall preclude either Executive or the Company from (i) making truthful statements or disclosures that are required by applicable law, regulation or legal process or (ii) enforcing their respective rights under this Agreement.

(d)	Noncompetition. In consideration of the payment to Executive of the Severance payments pursuant to Section 5(f)(ii) or 5(e) or Change in Control Compensation pursuant to Section 6, Executive hereby agrees that, from and after the Termination Date, and for two (2) years thereafter, Executive shall not participate as a partner, joint venturer, proprietor, shareholder, employee or consultant, or have any other direct or indirect financial interest (other than a less than 10% interest in a corporation whose shares are regularly traded on a national securities exchange or in the over-the-counter market), including, without limitation, the interest of a creditor in any form, in, or in connection with, any business competing directly or indirectly with the business of the Company and its Subsidiaries in any geographic area where the Company and its Subsidiaries are actively engaged in conducting business as of the Termination Date; provided that, for the avoidance of doubt, and notwithstanding anything to the contrary herein or in the Employment Agreement, during the Employment Term and for a period of two years thereafter neither Executive nor any of his non-Loan Party Affiliates or Subsidiaries (each as defined in the Credit Agreement) shall purchase, hold or acquire (including pursuant to any merger with any Person (as defined in the Credit Agreement)) any Equity Interests (as defined in the Credit Agreement) (other than a less than two percent (2%) interest in any corporation competing directly or indirectly with the business of the Company and its Subsidiaries or the Loan Parties and their Subsidiaries whose shares are regularly traded on a national securities exchange or in the over-the-counter market) in any business competing directly or indirectly with the business of the Company and its Subsidiaries or the Loan Parties and their Subsidiaries.

(e)

Return of Company Property. All files, records, correspondence, memoranda, notes or other documents (including, without limitation, those in computer-readable form) or property relating or belonging to the Company or its Subsidiaries or affiliates, whether prepared by Executive or otherwise coming into Executive’s possession in the course of the performance of his services under this

Agreement, shall be the exclusive property of the Company and shall be delivered to the Company, and not retained by Executive (including without limitations, any copies thereof), promptly upon request by the Company and, in any event, within sixty (60) calendar days following the Termination Date.

(f)	Scope. The Company and Executive further acknowledge that the time, scope, geographic area and other provisions of this Section 8 have been specifically negotiated by sophisticated commercial parties and agree that all such provisions are reasonable under the circumstances of the activities contemplated by this Agreement. In the event that the agreements in this Section 8 shall be determined by any court of competent jurisdiction to be unenforceable by reason of their extending for too great a period of time or over too great a geographical area or by reason of their being too extensive in any other respect, they shall be interpreted to extend only over the maximum geographical area as to which they may be enforceable and/or to the maximum extent in all other respect as to which they may be enforceable, all as determined by such court in such action.

(g)	Enforcement. Both parties recognize that the services to be rendered under this Agreement by Executive are special, unique and of extraordinary character and that in the event of the breach by Executive or the Company of any of the terms and conditions of this Section 8 to be performed by each party, then the Company or Executive shall be entitled, if it so elects, to institute and prosecute proceedings in any court of competent jurisdiction, either in law or in equity, to obtain damages for any breach hereof, or to enforce the specific performance hereof by Executive or the Company or to enjoin Executive or the Company from performing acts prohibited above during the period herein covered, but nothing herein contained shall be construed to prevent such other remedy in the courts as the Company or Executive may elect to invoke.

(h)	Other. If Executive competes with the Company or otherwise violates any of the restrictions contained in this Section 8, the Company shall have no obligation to pay the Severance Payment or Change of Control Compensation or any remaining installment thereof to Executive.

9.

Indemnification and Insurance. The Company shall provide Executive (including Executive’s heirs, executors and administrators), at the Company’s expense, with coverage under a standard directors’ and officers’ liability insurance policy, and shall indemnify Executive (and Executive’s heirs, executors and administrators) to the fullest extent permitted under Delaware law against all expenses and liabilities reasonably incurred by Executive in connection with or arising out of any action, suit or proceeding in which Executive may be involved by reason of Executive’s having been a director or officer of the Company (whether or not Executive continues to be a director or officer at the time of incurring such expenses or liabilities), such expenses and liabilities to include, but not be limited to, judgments, court costs and attorneys’ fees and the cost of reasonable settlements. The Company shall cover Executive under directors and officers’ liability insurance both during and, while potential liability exists, after the term of this Agreement in the same amount and to the same extent as the Company covers its other officers and directors. In the event the referenced D&O liability policy is a “wasting”

policy in that defense and litigation costs reduce the amount of insurance available for indemnification purposes, the Company agrees to provide Executive with full and complete indemnification beyond the coverage limit offered by the D&O policy.

10.	Application of Code Section 409A.

(a)	General. To the extent applicable, it is intended that this Agreement comply with the provisions of Code Section 409A, so as to prevent inclusion in gross income of any amounts payable or benefits provided hereunder in a taxable year that is prior to the taxable year or years in which such amounts or benefits would otherwise actually be distributed, provided or otherwise made available to Executive. This Agreement shall be construed, administered, and governed in a manner consistent with this intent and the following provisions of this Section shall control over any contrary provisions of this Agreement.

(b)	Restrictions on Specified Employees. In the event Executive is a “specified employee” within the meaning of Code Section 409A(a)(2)(B)(i) and delayed payment of any amount or commencement of any benefit under this Agreement is required to avoid a prohibited distribution under Code Section 409A(a)(2), then amounts payable in connection with Executive’s termination of employment will be delayed and paid, with interest at the short term applicable federal rate as in effect as of the termination date, in a single lump sum six months thereafter (or if earlier, the date of Executive’s death); provided, however, that payments to which Executive is entitled under Section 5(f)(ii) and 6(a) of this Agreement need not be delayed under this Section 10(b) to the extent those payments would comply with the requirements of Treas. Reg. §1.409A-1(a)(b)(9), which generally requires that such payments not exceed two times the lesser of (1) Executive’s annualized compensation based on his annual rate of pay in the year before the date of termination or (2) the Code Section 401(a)(17) limit applicable to qualified plans during the year of Executive’s date of termination, or would otherwise be payable without delay without violating Section 409A.

(c)	Separation from Service. Payments and benefits hereunder upon Executive’s termination or severance of employment with the Company that constitute deferred compensation under Code Section 409A payable shall be paid or provided only at the time of a termination of Executive’s employment which constitutes a “separation from service” within the meaning of Code Section 409A (subject to a possible six-month delay pursuant to the subsection (b) above).

(d)	Separate Payments. For purposes of Code Section 409A, each payment under this Agreement shall be treated as a right to a separate payment for purposes of Code Section 409A.

(e)

Reimbursements. All reimbursements and in kind benefits provided under this Agreement, including, but not limited to, payments under Sections 4(d) and 9, shall be made or provided in accordance with the requirements of Code Section 409A, including, where applicable, the requirement that (i) any reimbursement is for expenses incurred during Executive’s lifetime (or during a shorter period of time specified in this Agreement), (ii) the amount of expenses eligible for reimbursement, or in kind benefits provided, during a calendar year may not affect the expenses eligible for reimbursement, or in kind benefits to be provided, in any other calendar year, (iii) the reimbursement of an eligible expense will be made on or before the last day of the calendar year following the year in which the expense is incurred, and (iv) the right to reimbursement or in kind benefits is not subject to liquidation or exchange for another benefit.

(f)	References to Code Section 409A. References in this Agreement to Code Section 409A include both that section of the Code itself and any guidance promulgated thereunder.

11.	Miscellaneous.

(a)	Modification. This Agreement may not be modified or amended except by an instrument in writing signed by the parties hereto.

(b)	Waiver. No term or condition of this Agreement shall be deemed to have been waived, nor shall there be any estoppel against the enforcement of any provision of this Agreement, except by written instrument of the party charged with such waiver or estoppel. No such written waiver shall be deemed a continuing waiver unless specifically stated therein, and each such waiver shall operate only as to the specific term or condition waived and shall not constitute a waiver of such term or condition for the future as to any act other than that specifically waived.

(c)	Notices. Any notice required or permitted to be given under this Agreement shall be sufficient if in writing and if sent by registered or certified mail to Executive or the Company at the address set forth below or to such other address as they shall notify each other in writing:

If to the Company:

Patriot National, Inc.

401 East Las Olas Boulevard, Suite 1540

Fort Lauderdale, Florida 33301

If to Executive:

To the last mailing address on file with the Company.

(d)	Assignment. This Agreement shall be binding upon and inure to the benefit of the Company and its successors and permitted assigns and Executive and personal representatives, heirs, legatees and beneficiaries. This Agreement may be assigned by the Company with the consent of Executive to a fiscally responsible entity that assumes the obligations set forth herein, but shall not be assignable by Executive.

(e)	Applicable Law. This Agreement shall be construed in accordance with the laws of the State of Florida in every respect, including, without limitation, validity,

interpretation and performance. Any dispute between the parties hereto, arising under or relating to this Agreement or Executive’s employment with the Company, other than for an action by the Company for specific performance, injunction or other equitable remedy to enforce Section 7 hereof shall be settled by an arbitration administered by a single arbitrator in Fort Lauderdale, Florida. The arbitrator shall be selected upon mutual agreement of Executive and Company. In the event the parties cannot agree on a single mediator, each party select one arbitrator and these two arbitrators will select the third arbitrator who will act as the final arbitrator in the arbitration proceedings. Discovery, motion practice, and other administrative matters attendant to the litigation shall be conducted pursuant to the then prevailing discovery and motion rules in the US District Court for the Southern District of Florida and as interpreted by the relevant case law. The prevailing party in any such arbitration may be awarded attorneys’ fees and expenses and judgment upon the award rendered may be entered in any court having jurisdiction thereof.

(f)	Headings. Section headings and numbers herein are included for convenience of reference only and this Agreement is not to be construed with reference thereto. If there be any conflict between such numbers and headings and the text hereof, the text shall control.

(g)	Severability. If for any reason any portion of this Agreement shall be held invalid or unenforceable, it is agreed that the same shall not affect the validity or enforceability of the remainder hereof. The portion of the Agreement which is not invalid or unenforceable shall be considered enforceable and binding on the parties and the invalid or unenforceable provision(s), clause(s) or sentence(s) shall be deemed excised, modified or restricted to the extent necessary to render the same valid and enforceable and this Agreement shall be construed as if such invalid or unenforceable provision(s), clause(s), or sentences(s) were omitted. The provisions of this Section 11(g), as well as Sections 8 and 9 hereof, shall survive the termination of this Agreement.

(h)	Entire Agreement. This Agreement contains the entire agreement of the parties with respect to its subject matter and supersedes all previous agreements between the parties. No officer, employee, or representative of the Company has any authority to make any representation or promise in connection with this Agreement or the subject matter thereof that is not contained therein, and Executive represents and warrants he has not executed this Agreement in reliance upon any such representation or promise. No modification of this Agreement shall be valid unless made in writing and signed by the parties hereto.

(i)	Waiver of Breach. The waiver by either party of a breach of any provision of this Agreement by the other party shall not operate or be construed as a waiver of any subsequent breach by the breaching party.

(j)	Compensation Recovery Policy. Notwithstanding any provision in this Agreement to the contrary, payments under this Agreement will be subject to any Compensation Recovery Policy established by the Company and amended from time to time.

(k)	No Mitigation. In no event shall Executive be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to Executive under any of the provisions of this Agreement, and such amounts shall not be reduced whether or not Executive obtains other employment.

(l)	Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one agreement.

IN WITNESS WHEREOF, the Company has caused this Agreement to be executed by its duly authorized officer and Executive has signed this Agreement all on the day and year first above written.

PATRIOT NATIONAL, INC.		EXECUTIVE
a Delaware corporation

By:	/s/ Christopher A. Pesch	/s/ Steven Mariano
Title:	Executive Vice President & General Counsel

Exhibit A to Executive Employment Agreement

RELEASE AGREEMENT

THIS RELEASE AGREEMENT is made and entered into this      day of         ,          by and between Patriot National, Inc. and its subsidiaries (collectively the “Company”) and                 (hereinafter “Executive”).

Executive’s employment with Company terminated on             ,                     ; and Executive has voluntarily agreed to the terms of this RELEASE AGREEMENT in exchange for severance benefits under the Employment Agreement (“Employment Agreement”) to which Executive otherwise would not be entitled.

NOW THEREFORE, in consideration for severance benefits provided under the Employment Agreement, Executive on behalf of himself and his spouse, heirs, executors, administrators, children, and assigns does hereby fully release and discharge Company, its officers, directors, employees, agents, subsidiaries and divisions, benefit plans and their administrators, fiduciaries and insurers, successors, and assigns from any and all claims or demands for wages, back pay, front pay, attorney’s fees and other sums of money, insurance, benefits, contracts, controversies, agreements, promises, damages, costs, actions or causes of action and liabilities of any kind or character whatsoever, whether known or unknown, from the beginning of time to the date of these presents, relating to his employment or termination of employment from Company, including but not limited to any claims, actions or causes of action arising under the statutory, common law or other rules, orders or regulations of the United States or any State or political subdivision thereof including the Age Discrimination in Employment Act and the Older Workers Benefit Protection Act.

The Company represents that it is not presently aware of any cause of action that it or any of the other Company have against Executive as of the date hereof. The Company acknowledges that this Release granted by Executive will be null and void in the event the Company subsequently brings a cause of action against Executive.

Executive acknowledges that Executive’s obligations under Section 9 of the Employment Agreement shall continue to apply to Executive.

This Release Agreement supersedes any and all other agreements between Executive and Company except agreements relating to proprietary or confidential information belonging to Company and indemnification by the Company. This release does not affect Executive’s right to any benefits to which Executive may be entitled under any employee benefit plan, program or arrangement sponsored or provided by Company, including but not limited to the Employment Agreement and the plans, programs and arrangements referred to therein.

Executive and Company acknowledge that it is their mutual intent that the Age Discrimination in Employment Act waiver contained herein fully comply with the Older Workers Benefit Protection Act. Accordingly, Executive acknowledges and agrees that:

(a) The Severance benefits exceed the nature and scope of that to which he would otherwise have been legally entitled to receive.

(b) Execution of this Agreement and the Age Discrimination in Employment Act waiver herein is his knowing and voluntary act;

(c) He has been advised by Company to consult with his personal attorney regarding the terms of this Agreement, including the aforementioned waiver;

(d) He has had at least twenty-one (21) calendar days within which to consider this Agreement;

(e) He has the right to revoke this Agreement in full within seven (7) calendar days of execution and that none of the terms and provisions of this Agreement shall become effective or be enforceable until such revocation period has expired;

(f) He has read and fully understands the terms of this Agreement; and

(g) Nothing contained in this Agreement purports to release any of Executive’s rights or claims under the Age Discrimination in Employment Act that may arise after the date of execution.

IN WITNESS WHEREOF, the parties have executed this Agreement on the date indicated above.

PATRIOT NATIONAL, INC.	EXECUTIVE
a Delaware corporation

By:
Title: